UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TotalEnergies SE

(Exact name of registrant as specified in its charter)

Republic of France	001-10888	98-0227345
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices) (Zip Code)

Jean-Pierre Sbraire

Chief Financial Officer

Tel: +33 (0)1 47 44 45 46

Fax: +33 (0)1 47 44 49 44

(Name and telephone number, including

area code, of the person to contact in

connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to
December 31, .

☒Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for fiscal year ended December 31, 2025.

TotalEnergies SE is providing on this Form SD disclosure in accordance with Rule 13q-1 under the Securities Exchange Act of 1934, as amended.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01

Resource Extraction Issuer

Disclosure and Report

TotalEnergies SE (collectively with its consolidated subsidiaries, “TotalEnergies”) is providing herein disclosure in accordance with Rule 13q-1 under the Securities Exchange Act of 1934, as amended, which implements reporting and disclosure requirements related to any payment made during the fiscal year covered by the annual report by TotalEnergies, to a foreign government or the Federal Government, for the purpose of the commercial development of oil, natural gas, or minerals.

TotalEnergies is relying on the alternative reporting provision of item 2.01(c) of Form SD.

TotalEnergies’ resource extraction issuer report (the “report”) was prepared in accordance with Articles L.232-6-2 and L. 22-10-37 of the French Commercial Code that transposed certain provisions set out in the Directive 2013/24/UE of the European Parliament and of the Council of June 26, 2013.

The report is also publicly available on Section 9.3 of TotalEnergies 2025 Universal Registration Document and can be accessed at TotalEnergies’ website: https://totalenergies.com/system/files/documents/totalenergies_universal-registration-document-2025_2026_en.pdf1.

In addition, the payment disclosure required by this Form SD is included in Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is submitted as part of this report:

Exhibit No.	Description

Exhibit 2.01	Resource Extraction Payment Report - Interactive Data File (Form SD for the year end December 31, 2025 filed in XBRL).

1 References to website in this Form SD are provided for convenience only, and their contents are not incorporated by reference into this Form SD nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TotalEnergies SE

Date: September 29, 2026	By: /s/ Jean-Pierre SBRAIRE

Name: Jean-Pierre SBRAIRE

Title: Chief Financial Officer